August 23, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:                    Mr. Spirgel

Mr. French

Mr. Fischer

Re:                             DragonWave Inc.

Registration Statement on Form F-3

File No. 333-213135

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, DragonWave Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on Thursday, August 25, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Leivo of DLA Piper LLP (US) with any questions or comments at (858) 638-6862.  Thank you for your assistance with this filing.

Very truly yours,

DragonWave, Inc.

By:	/s/ Patrick Houston
Name:	Patrick Houston
Title:	Chief Financial Officer